Filed by Embotelladora Andina S.A. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Embotelladoras Coca-Cola Polar S.A. Commission File No. 001-13142

Cordially invites you to its Conference Call Wednesday, February 8, 2012 3:00 pm Eastern Time 5:00 pm Santiago Time Presenting in SPANISH: Miguel Ángel Peirano, Chief Executive Officer For this Conference Call we are offering a simultaneous translation from Spanish to English To access the call, please dial: (800) 311-9401 from within the U.S. (334) 323-7224 from elsewhere outside the U.S. Chile Toll Free: 1-230-020-3417 For participants wishing to listen to the conference call in English please provide 46236 as your password. For those participants wishing to listen to the call in Spanish please provide 85432 as your password. A replay of the call in English will be available until April 8, 2012 To obtain the replay, please call: 877-919-4059 from within the U.S. 334-323-7226 outside the U.S. Passcode: 17302339 The audio file will be permanently available on the Company’s website: www.embotelladoraandina.com beginning Thursday, February 9, 2012 Embotelladora Andina S.A. urges investors to read the relevant documents filed with the SEC because they contain important information. This document can be accessed by visiting either www.embotelladoraandina.com or www.sec.gov. Shareholders may receive a hard copy of this presentation, free of charge by requesting it to: andina.ir@koandina.com

Embotelladora Andina S.A. (“Andina”), Embotelladoras Coca-Cola Polar S.A. (“Polar”) and their respective controlling groups have entered into a Memorandum of Understanding to merge Andina and Polar Approved by respective Boards of Directors Subject to due diligence, signing of definitive documentation, customary corporate, regulatory and TCCC approvals Transaction creates the 7th largest Coca-Cola bottler in the world and the 2nd largest in South America Polar shareholders to receive newly issued Andina shares, representing a 19.68% stake in the combined entity 0.33269 Andina Series A shares and 0.33269 Andina Series B shares for each Polar share Pre-closing dividends Ch$28,156 million to be paid to Andina shareholders Ch$29,566 million to be paid to Polar shareholders Implied EBITDA 2011E multiple in line with recent Coke bottler transactions in the region Expected annual synergies of US$25 – 30 million Business combination offers significant and unique growth and strategic opportunities 1

Largest Coca-Coca bottlers by volume (Bn UCs) Geographic footprint Andina Polar Source: company filings Note: revenues and volume based on LTM 3Q11 figures, except Swire (2010) and Icecek (2011). Coca-Cola Enterprises volume based on 2010 figures Second largest Coke bottler in South America and third largest Coke bottler in Latin America in terms of volume 641 MUCs sold in last 12 months to September 2011 Population served: 48 million Attractive geographic footprint Franchises include main cities in Latin American such as Santiago, Rio de Janeiro, Córdoba and Asunción, among others High market shares in all of the company’s territories Significant presence in high growth countries P P 2

Volume (MUCs) Revenues (MUS$) Production plants1 Population served (million) 77.8% 22.2% 78.0% 22.0% 75.0% 25.0% 1 Andina owns 2 plants in Brazil, and 1 plant in Argentina and Chile each; Polar owns 3 plants in Chile, 2 in Argentina and 1 in Paraguay. In addition to this, Andina and Polar are parties in a JV in Chile for the production of juices, water and cans and Andina is a part of JV in Brazil for the production of juices 40.0% 60.0% 3

Key figures 48 million 641 MUCs MUS$2,563 MUS$459 4

Estimated synergies of approximately US$25 - 30 million per year Representing approximately 4-5% of Polar’s revenues Achievable within 12-24 months Contiguous territories in Argentina Efficiency and competitive costs from scale gains in purchasing and distribution capabilities Combination of two best-in-class organizations Experienced management teams with strong track record and complementary operational skills Boost to innovation capabilities across franchises and better services for clients Ability to grow faster within the region Platform to capitalize new growth opportunities and strengthen the companies market position in the territories they operate in P P P P 5

Combined market cap as of Jan 30, 2012 of US$3.8 billion PKO controlling shareholders to join AKO controlling group Los Aromos’ representative to join Board of Directors upon closing Leading diversified foot print #1 KO bottler in Chile # 2 KO bottler in Brazil # 2 KO bottler in Argentina Only KO bottler in Paraguay Clear and executable synergies potential Strong balance sheet and cash flow generation profile The combination of 2 best-in-class operators P P P P Current AKO shareholders Current PKO shareholders 80.32% 19.68% 6

8 This presentation may contain forward-looking statements reflecting Embotelladora Andina’s good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance. Among the factors that can cause performance to differ materially are: political and economic conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina’s periodic reports filed with relevant regulatory institutions, also available on our website www.embotelladoraandina.com under “The Company-Risk Factors.”